Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Endurance Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-259098, of our report dated June 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Endurance Acquisition Corp. as of April 26, 2021 and for the period from April 23, 2021(inception) through April 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

September 8, 2021